FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    July 2008

Commission File Number   000-51016

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)

July 29, 2008	By: /s/ Cecil Bond Cecil Bond Chief Financial Officer

For Immediate Release: NR 08-19

DRILLING LOCATES MAJOR EXTENSIONS TO ESCONDIDA VEIN WITH BONANZA GOLD-SILVER
GRADES AT CERRO MORO, ARGENTINA

Vancouver, B. C., July 29, 2008 – Exeter Resource Corporation (AMEX:XRA, TSX-V:XRC, Frankfurt: EXB – “Exeter” or the “Company”) reports that diamond drilling has returned 3.55 metres (11.6 feet) at a grade of 471.9 grams per tonne gold (13.68 ounces per ton) 400 metres (1,312 feet) southeast of the previously known high grade mineralization on the Escondida vein system. This is the highest grade drill intersection returned to date at Cerro Moro in Santa Cruz Province, Argentina and opens an additional potential 2.3 kilometre (1.4 miles) southern extension to the high grade mineralized Escondida Vein which had previously been traced over a distance of two kilometres (1.2 miles).

Silver assays for this new drill hole, MD373, are awaited but visual logging suggests that the silver grade will be similarly high.

Significant new results from drilling on the Escondida trend include the following:

•	3.55 metres (“m”) (11.6 feet (“ft”)) at a grade of 471.9 grams per tonne (“g/t”) gold (13.68 oz/ton), from a down hole depth of 150.45 m (493.6 ft), including

•	1.20 m (3.9 ft) at a grade of 841.4 g/t gold (24.40 oz/ton) in hole MD373;

•	3.0 m (9.8 ft) at a grade of 11.2 g/t gold (0.32 oz/ton) and 308 g/t silver (8.9 oz/ton), for a gold equivalent grade* of 16.4 g/t (0.48 oz/ton), from a down hole depth of 94.0 m (308.4 ft), including

•

1.0 m (3.3 ft) at a grade of 28.6 g/t gold (0.83 oz/ton) and 620 g/t silver (18.0 oz/ton), for a gold equivalent grade* of 38.9 g/t (1.13 oz/ton), from a down hole depth of 95.0 m (311.7 ft), in hole MRC254;

•	1.0 m (3.3 ft) at a grade of 32.6 g/t gold (0.95 oz/ton) and 167 g/t silver (4.8 oz/ton), for a gold equivalent grade* of 35.4 g/t (1.03 oz/ton), from a down hole depth of 57.0 m (187.0 ft), and

•

1.78 m (5.8 ft) in a second vein at a grade of 10.5 g/t gold (0.30 oz/ton) and 477 g/t silver (13.8 oz/ton), for a gold equivalent grade* of 18.4 g/t (0.53 oz/ton), from a down hole depth of 130.22 m (427.2 ft), including

•

0.98 m (3.2 ft) at a grade of 18.3 g/t gold (0.53 oz/ton) and 797 g/t silver (23.1 oz/ton), for a gold equivalent grade* of 31.6 g/t (0.92 oz/ton), from a down hole depth of 130.22 m (427.2 ft), in hole MD260.

Drill holes MRC178 and 254 have extended the previously known mineralization at Escondida by 160 m (525 ft) along strike to the northwest, while holes MD258A and MD260 have increased the depth of the Escondida Central Zone by 60 m (197 ft). (refer to table of drilling results below).

Exeter’s Exploration Manager, Matt Williams, commented: “The bonanza intersection in MD373 was a “blind discovery” below shallow reverse circulation (“RC”) percussion holes that tested a south-eastern extension of the Escondida structure beneath gravel cover which was predicted by geophysical surveys.

“The RC hole above MD373 returned only slightly anomalous gold values, however, with this latest result, the discovery of ore grade mineralization below low grade near-surface material is becoming increasingly frequent at Escondida.

“Exeter’s detailed ground magnetic data are interpreted to show that the Escondida structure continues for an additional two kilometres (1.2 miles) to the southeast of MD373 for a total trend length of 4.3 kilometres (2.6 miles).

“The Escondida vein system is the primary gold structure that we have delineated to date at Cerro Moro, and we will continue to drill test it for additional bonanza grade zones at depth and along strike. We are currently compiling drilling results for other mineralized veins at Cerro Moro which will be released when the data has been verified and interpreted.

“We experienced reporting delays at Cerro Moro while we gave sample preparation and assay priority to our Caspiche Project. Concurrently, we also conducted a major assaying program of duplicate samples and/or sample pulps for statistical purposes. With the delays behind us, we now expect to receive assay results more quickly, enabling us to report important results regularly”.

Detailed Drilling Results - Escondida Vein:

Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent*
						(g/t)	(oz/ton)
MD373	150.45	154.00	3.55	471.9	pending	pending	pending
including	150.75	151.95	1.20	841.4	pending	pending	pending
MRC178§**	126.67	128.84	2.17	5.1	249	9.3	0.27
including	127.61	128.30	0.69	13.4	637	24.0	0.70
MD259A**	185.96	194.95	8.99	2.0	211	5.5	0.16
including	194.25	194.95	0.70	17.9	2,003	51.3	1.49
MRC254**	94.0	97.0	3.0	11.2	308	16.4	0.48
including	95.0	96.0	1.0	28.6	620	38.9	1.13
MD258	157.0	159.0	2.0	2.9	28	3.5	0.10
and	201.7	210.0	8.3	1.7	72	2.9	0.08
including	201.7	204.0	2.3	3.3	31.3	3.8	0.11
including	206.0	207.0	1.0	3.2	261	7.6	0.22
and	217.9	218.9	1.0	6.1	365	12.2	0.35
including	218.6	218.9	0.3	14.3	749	26.8	0.78
and	226.75	227.10	0.35	11.7	1,230	32.2	0.93
and	229.8	234.0	4.2	1.4	86	2.8	0.08
MD260#**	57.0	60.0	3.0	11.5	72	12.7	0.37
including	57.0	58.0	1.0	32.6	167	35.4	1.03
and	130.22	132.00	1.78	10.5	477	18.4	0.53
including	130.22	131.20	0.98	18.3	797	31.6	0.92
and	134.00	135.00	1.00	1.5	3	1.6	0.05
MD262	72.00	73.00	1.00	4.1	353	10.0	0.29

*	Gold equivalent grade for silver in this news release is calculated by dividing the silver assay by 60 and assumes 100% metallurgical recovery.
§	Although MRC178 is designated as a RC percussion drill hole, the intersection presented in the above table represents diamond drill core.

#	The intersection from 57.0 to 60.0 metres represents mineralization within the RC percussion pre-collar portion of the diamond drill hole.
**

Drill holes MRC178, MD259A, MRC254, and MD260 have not previously been reported in an Exeter news release, or interpreted in context with newer results. The results from these holes were however summarised in the National Instrument 43-101 compliant Technical Report titled “Technical Report, Cerro Moro Project, Santa Cruz Province, Argentina”, by J. Perkins and M. Williams with an effective date of April 28, 2008. The report can be viewed on Exeter’s web site (www.exeterresource.com) or on SEDAR (www.sedar.com).

In this news release all intervals are calculated at a 0.5 g/t gold cut-off except MD373 where a 1.0 g/t gold cut-off was used.

To view and enlarge the above map, please click on it.

Cerro Moro Exploration Update

An additional 20 diamond drill holes have been drilled on the main mineralized portion of the Escondida structure over a 1.5 kilometre (0.9 mile) strike length on a 80 by 80 m (260 ft) pattern (approx.). All 20 drill holes intersected the structure, extending the entire zone to an average vertical depth of 150 to 200 m (492 – 656 ft) from surface. The deepest hole to date has intersected visible mineralized veining at a vertical depth of approximately 300 m (984 ft) from surface. The assay results for this drilling are pending.

Drilling is continuing on the 700 m (2,300 ft) long Gabriela silver vein, located approximately three kilometres (1.9 miles) northeast of the Escondida Zone. A total of seven new diamond drill holes have been completed to date with another five planned (depending on results). Current drill hole spacing ranges from 80 by 80 m (260 by 260 ft), to 160 by 160 m (525 by 525 ft). The deepest hole intersecting visible mineralized veining to date is at a vertical depth of 220 metres (722 ft) from surface. Assay results are pending for all of these drill holes.

Drilling has also been conducted on many of the other Cerro Moro vein systems, including the Loma Escondida, Silvia, Esperanza and Patricia prospects; results are either pending or are currently being compiled.

One of the three drill rigs currently on site has been dedicated to reconnaissance drilling, with over 30 (predominantly RC percussion) holes drilled to date. This drilling has tested anomalous surface geochemistry and gravel covered targets with geological and/or geophysical signatures analogous to known mineralized veins. Results are either pending or are currently being compiled.

The assay results of over 50 drill holes are expected over the coming weeks, and following verification and compilation, the significant results will be updated regularly in news releases.

Quality Control and Assurance

Drill widths presented above are drill intersection widths and may not represent the true widths of mineralization.

Gold assay results presented above are preliminary with no cutting of high grades. Reverse circulation drill samples are collected using a cyclone in one metre intervals; most samples are then composited into three metre samples. All diamond drill core samples are split on regular metre intervals or on geological contacts and represent sawn half HQ-size core. Samples for MD373 were prepared and assayed by the screen fire assay method at the ACME Analytical Laboratories Limited in Mendoza, Argentina. The remaining samples were prepared at the ALS Chemex preparation facility in Mendoza, Argentina and assayed by fire assay (50 gram charge) at the ALS Chemex laboratory in Chile, all ISO-9001:2000 certified laboratories.

Check assaying of all samples assaying greater than 1.0 g/t gold is completed by ALS Chemex. Samples returning greater than 10 g/t gold and/or greater than 100 g/t silver are assayed using gravimetric analyses. Standard and blank samples are used throughout the sample sequence as checks for the diamond drilling reported in this release. Standard, blank and duplicate samples are used throughout the sample sequence as checks for the reverse circulation drilling.

Assaying by the screen fire assay method has been implemented in conjunction with standard 50 gram fire assaying, for diamond drill cores that contain visible gold. The procedure for screen fire assaying involves crushing and sieving of a nominal 1,000 gram sample to a particle size of 100 microns. All material which does not pass through the 100 micron sieve is then assayed. Two fire assays are undertaken on the undersize material as a check on homogeneity. The total gold content is then calculated.

Matthew Williams, Exeter’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

Other

The Company has received shareholder approval for the issuance of 200,000 bonus shares to Mr. Paul Cholakos, Exeter’s Chief Operating Officer, pursuant to his engagement contract. The bonus shares vest at a rate of 8,333 per month over the term of Mr. Cholakos contract.

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America. The Company has $30 million in its treasury.

The Company has secured rigs for a planned +40,000 m (+125,000 ft) drilling program on its Caspiche Gold-Copper Project in Chile (option over 100%), expected to commence in the first week of October, 2008 (weather permitting). The project is located between the Refugio mine (Kinross Gold Corp) and the giant Cerro Casale gold-copper project (Barrick Gold Corp and Kinross Gold Corp). Details of the planned program will be reported in September.

The Cerro Moro Gold-Silver Project (100% owned by Exeter) in Santa Cruz Province, Argentina, is generating high grade to ‘bonanza grade’ drilling results within an extensive epithermal vein system. Drilling is continuing with three drill rigs. Our focus is to establish a high grade gold-silver resource amenable to open pit mining by March, 2009.

As a result of anti-mining legislation passed in 2007 in Mendoza Province, Argentina, the further development of the advanced Don Sixto Gold Project has been put on hold. The Company has filed suit in the Mendoza Courts to challenge the constitutionality of the new legislation, which has the effect of banning conventional gold mining in the province. The Company will continue to work with authorities in Mendoza, and with representatives of other mining companies, to effect legislative amendment.

The Company has a broad foothold in the Patagonia region through separate strategic alliances with Cerro Vanguardia S.A. (an AngloGold Ashanti subsidiary), and Rio Tinto Mining and Exploration Chile.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C2W2 exeter@exeterresource.com

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the Company’s belief as to the extent and timing of its drilling programs, exploration results and establishment of resources. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to vary from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from the forward-looking statements include, among others, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; and tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company’s Annual Information Report for the financial year ended December 31, 2007, dated March 28, 2008 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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